VIA EDGAR

April 16, 2021

Eric Envall

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Fifth Wall Acquisition Corp. III Amendment No. 1 to Draft Registration Statement on Form S-1 Filed March 17, 2021 CIK No. 0001847874

Dear Mr. Envall:

This letter sets forth the response of Fifth Wall Acquisition Corp. III (the “Registrant”) to the comment contained in your letter, dated March 30, 2021, relating to Amendment No. 1 to the Draft Registration Statement on Form S-1, filed by the Registrant on March 17, 2021. The comment of the staff of the U.S. Securities and Exchange Commission (the “Staff”) is set forth in bold italicized text below, and the Registrant’s response is set forth in plain text immediately following the comment.

The Registrant is filing, via EDGAR, the Registration Statement on Form S-1 (“Registration Statement”). Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

Form S-1 filed March 17, 2021

Other Considerations, page 8

1.	We note your disclosure that, " Fifth Wall and its Affiliates and our officers and directors have previously sponsored and formed and become officers or directors of, and in the future may sponsor or form or become officers or directors of, other special purpose acquisition companies similar to ours..."

Please indicate what steps you are taking to ensure that actions your management team may make, and any discussions your management team may have on behalf of entities other than Fifth Wall Acquisition Corp. III will not be in conflict with your disclosure that, “[y]our officers and directors have neither individually selected nor considered a target business nor have they had any substantive discussions regarding possible target businesses among themselves or with our underwriters or other advisors.” For example describe how any efforts that your management team made or is making on behalf of Fifth Wall Acquisition Corp. I will not be in conflict with the independence of Fifth Wall Acquisition Corp. III.

In response to the Staff’s comment, the Registrant has revised the disclosure noted by the Staff to clarify that the statement that “our officers and directors have neither individually selected nor considered a target business nor have they had any substantive discussions regarding possible target businesses among themselves or with our underwriters or other advisors” relates to the Registrant and not any other SPAC that our officers or directors may be affiliated with.

In addition, in response to the Staff’s comment, the Registrant has revised its disclosures regarding potential conflicts with the independence of the Registrant throughout the Registration Statement. Please see the revised disclosures in the Registration Statement under:

•	“Summary — General” at page 2;

•	“Summary — Other Considerations” at pages 9 and 10;

•	“The Offering — Conflicts of Interest” at pages 25 and 26;

•	“Risk Factors — Risks Related to Our Proposed Initial Business Combination — Fifth Wall and each of our officers and directors presently have, and any of them in the future may have additional, fiduciary or contractual or other obligations to other entities and, accordingly, may have conflicts of interest in determining to which entity a particular business opportunity should be presented.” at pages 40 and 41;

•	“Proposed Business — Introduction” at page 74.

•	“Proposed Business — Other Considerations” at pages 81 and 82;

•	“Management — Conflicts of Interest” at page 108; and

•	“Certain Relationships and Related Party Transactions” at page 115.

Further, the Registrant respectfully advises the Staff that it has previously advised its officers, directors and others advising the Registrant that they may not consider any business combination target for the Registrant, nor may they or anyone acting on their behalf, initiate any substantive discussions, directly or indirectly, with any business combination target prior to the completion of the initial public offering of the Registrant.  In connection with this response, the Registrant has restated this instruction to its officers and directors and such officers and directors have acknowledged receipt of and compliance therewith.

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6036 or Joshua M. Samit at (212) 909-6414.

Best Regards,
/s/ Steven J. Slutzky
Steven J. Slutzky

cc:	Sandra Hunter Berkheimer
Mark Brunhofer
Sharon Blume
U.S. Securities and Exchange Commission
Joelle Khoury
G.M. Nicholas Vik

Enclosures

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